UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

PharmaCyte Biotech, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.0001 par value

(Title of Class of Securities)

71715X203

(CUSIP Number of Class of Securities)

Joshua N. Silverman

Interim Chief Executive Officer, Interim President and Interim Chairman of the Board

PharmaCyte Biotech, Inc.

3960 Howard Hughes Parkway, Suite 500

Las Vegas, NV 89169

(917) 595-2850

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Kenneth R. Koch, Esq.

Daniel A. Bagliebter, Esq.

Jeffrey D. Cohan, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

919 Third Avenue

New York, NY 10022

Telephone: (212) 935-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by PharmaCyte Biotech, Inc., a Nevada corporation (the “Company”), with the Securities and Exchange Commission on May 11, 2023 (together with any amendments or supplements thereto, the “Schedule TO”), which relates to the offer by the Company to purchase up to 7,750,000 shares of its common stock, par value $0.0001 per share (the “Shares”), at a price of $3.25 per Share (the “Purchase Price”), to the seller in cash, less any applicable withholding taxes and without interest.

The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2023, the related Letter of Transmittal and other related materials, copies of which were previously filed as exhibits to the Schedule TO (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

This Amendment is being filed to report the results of the Offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. All information in the Offer and the Schedule TO is expressly incorporated by reference herein.

The following information is provided pursuant to Rule 13e-4(c)(4):

•	The Company has received the final results of the Offer, which expired one minute after 11:59 p.m., New York City time, on June 9, 2023.
•	The Company has accepted for purchase 8,085,879 Shares at the Purchase Price, for an aggregate purchase price of $26,279,106.75, excluding fees, any excise taxes and expenses relating to the Offer.

ITEMS 11. ADDITIONAL INFORMATION

Item 11 is hereby amended and supplemented as follows:

On June 15, 2023, the Company issued a press release announcing the final results of the tender offer. A copy of such press release is filed as Exhibit (a)(6) to this Schedule TO and is incorporated herein by reference.

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ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and restated as follows:

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)*	Offer to Purchase, dated May 11, 2023.
(a)(1)(B)*	Letter of Transmittal (including IRS Form W-9).
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated May 11, 2023.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated May 11, 2023.
(a)(1)(F)*	Form of Notice of Withdrawal.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)*	Press Release, dated May 11, 2023.
(a)(6)	Press Release, dated June 15, 2023.
(b)	None.
(c)	None.
(d)(1)	PharmaCyte Biotech, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.42 to the Company’s Annual Report on Form 10-K filed on July 28, 2022).
(d)(2)	PharmaCyte Biotech, Inc. 2022 Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on November 25, 2022).
(d)(3)	Amended and Restated Executive Compensation Agreement, dated May 8, 2022, between Carlos A. Trujillo and the Company (incorporated by reference to Exhibit 10.41 to the Company’s Annual Report on Form 10-K filed on July 28, 2022).
(d)(4)	Third Stock Option Agreement, dated March 10, 2017, between Carlos A. Trujillo and the Company (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on March 13, 2017).
(d)(5)	Form of Director Offer Letter (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on August 16, 2022).
(e)	None.
(f)	None.
(g)	None.
(h)	None.
107*	Filing Fee Table.

* Previously filed.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PharmaCyte Biotech, Inc.	By: /s/ Joshua N. Silverman
Joshua N. Silverman
Interim Chief Executive Officer, Interim President and Interim Chairman of the Board

Date: June 15, 2023

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